Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6:   **Activities of Service Providers**

a.   Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

X Yes   **D** No

~~Both BOATS and BOT have non-registered fingerprint personnel ("NRF Personnel") working in technology and operationsroles (application development and systems, market data, infrastructure design, systems administration, operations anddatabase administration).These shared personnel have access to CTI. BOATS considers Subscribers' order and execution-related information anddata or analytics related to a Subscriber's transactions to be confidential trading information subject to protection. CTI doenot include post- execution reporting under applicable reporting rules or regulations.CTI also does not include aggregated data resulting from the combination of historical data associated with a Subscriber aother BOATS' Subscribers. The CCO determines on an individual basis whether the duties of an individual warrants accesCTI, and, specifically, to which CTI they are granted access.~~

Blue Ocean ATS, LLC ("BOATS") is the broker-dealer operator of the Blue Ocean ATS. Blue Ocean Technologies, LLC ("BOT") is the parent company of BOATS.

BOATS and BOT share personnel, including the Compliance, Technology, and Trade Operations teams. These shared personnel will have access to BOATS real-time and post-trade confidential trading information ("CTI"), including Subscriber order and execution related information and analytics. BOATS CTI does not include aggregated data resulting from the combination of historical data associated with BOATS Subscribers.

The Head of Strategy and Market Data of the parent company, BOT, has access to post-trade CTI for the approved distribution of anonymized market data, as described in Part III, Item 15 and Part III, Item 19, but does not have access to the ATS matching engine.

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

b.   Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

X Yes   **D** No

Equinix NY4 is the outsourced data center for BOATS' matching engines. Equinix provides a secure space for the BOATS servers, as well as cross-connects, power, space, and professional services. Further information on Equinix is contained in Part III, Item 6.

MEMX Technologies, LLC ("MEMX") is a technology and service provider to BOATS who provides technology and operations support. MEMX technology and operations personnel will have access to real-time and post-trade CTI to support the ATS, including support to the ATS matching technology, as described in Part III, Item 11(a). MEMX technology and operations personnel provide services to the ATS as described in Part III, Items 5, 6, 11, 15, 20, 21, and 23.

~~Fundamental Interactions, Inc. ("FI") is a technology and software developer that licenses certain matching engine software products to BOATS via a sub-licensing agreement with BOT—the parent company of the ATS operator. FI hosts BOATS' servers in their secure cage within the Equinix NY4 data center. BOATS uses FI technology and software for matching, risand data dissemination, with full control of these activities exercised by the ATS. FI personnel ("FI Personnel") also provide support services to BOATS regarding the use of the FI technology and software. See also Part III, Item 11.~~

As described in Part III, Item 22, BOATS has entered into a clearing agreement with RQD* Clearing, LLC (NSCC # 4305), FINRA member firm and a member of the National Securities Clearing Corporation, to provide for clearance and settlement of transactions executed on the ATS. ~~OneMarketData LLC provides last print data to BOATS~~.

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Item 7:   **Protection of Confidential Trading Information**

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

    i. written standards controlling employees of the ATS that trade for employees' accounts; and

    ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

    BOATS considers Subscribers' order and execution-related information and data or analytics related to a Subscriber's transactions to be confidential trading information.

Access to CTI:

The CCO authorizes access to the BOATS real-time CTI when it is necessary to support the ATS. Authorized individuals include employees of the BDO, the parent company, and third-party service providers. Those seeking access to CTI must submit a request including which technology, system, or database along with justification to the CCO and senior management. The CCO and senior management review the level of access requested along with the roles and responsibilities prior to approval. Authorized individuals access CTI only in manner of the roles and responsibilities to support the ATS. All authorized individuals and access requests are subject to annual, or additionally necessary, review by the CCO and senior management, with authorized individual's CTI access being terminated if no longer necessary.

Employee Trading:

BOATS has detailed WSPs to monitor to supervise employee personal trading. The Firm's trading policy requires: (i) employees to obtain approval prior to established personal trading accounts, (ii) attend an annual training, including on the Firm's trading policy, (iii) annually attest to all personal trading accounts are disclosed and abide by the Firm's trading policy, (iv) Employees are prohibited from participating on the Blue Ocean ATS. Additionally, the CCO or qualified designee review duplicate trade confirms and statements for manipulative activity which include insider trading and anti-money laundering violations.

Service Providers:

MEMX is a technology and operations service provider to BOATS, as described in Part II, Item 6(b). MEMX technology and operations personnel have access to Subscriber CTI, including real-time and post-trade information, which can include details regarding individual orders and executions, and the names of Subscribers. MEMX has policies and procedures to permission access to the Blue Ocean ATS; including (i) MEMX personnel who support BOATS must complete CTI training specific to the Blue Ocean ATS, (ii) MEMX technology and operational personnel must request and receive approval from MEMX management before receiving access to the BOATS managed platform, (iii) BOATS systems access is based on the MEMX personnel designated role and responsibilities, (iv) MEMX personnel with approved access must complete annual compliance CTI trainings. BOATS requires MEMX to also perform annual, or additionally necessary, reviews to confirm system access or entitlements remain accurate and terminate systems access or entitlements that are no longer necessary. Additionally, MEMX personnel are subject to the MEMX Personal Dealings Policy, which includes personal trading, and are prohibited from sharing BOATS CTI in any unauthorized fashion.

MEMX also conducts electronic communications reviews annually, or additionally necessary, for potential policy violations, including noncompliance with the referenced policies and procedure and will promptly notify BOATS senior management of any actual or suspected unauthorized disclosure of Subscriber CTI. BOATS has the right to audit MEMX's operation of the ATS matching engine, including access to and use of Subscriber CTI, either through audits by BOATS or a third-party auditor.

Separation of Systems and Personnel:
The Blue Ocean ATS matching engine is hosted and operated by MEMX, whose technology is located in the Equinix NY4 data center but is segregated and does not comingle with BOATS technology, as described in Part III, Item 6(a).

MEMX technology and operations personnel assigned to support the Blue Ocean ATS are prohibited from discussing or sharing BOATS or Subscriber CTI with unauthorized MEMX personnel.

Additional Protections:
Shared personnel between the BDO and the parent company, as outlined in Part II, Item 6(a) have access to real-time and post-trade CTI according to their roles and responsibilities to support the operations of the ATS. During annual, or additionally necessary, CTI access reviews, the CCO and senior management confirm personnel of the parent company only have access to post-trade CTI for the approved distribution of anonymized market data, as described in Part III, Item 15 and Part III, Item 19.

The CCO or qualified designee review employees of the BDO, the parent company, and third-party service providers who have access to hardware and network systems. Systems access to the ATS matching engine and servers are controlled by VPN access and secure logins. Third parties who provide technology support have limited access to specific IP addresses and are subject to contractual prohibitions. Access is restricted to physical hardware, including the data center as outlined in Part III, Item 6(a).

Employees of the BDO and parent company undergo annual CTI and cybersecurity training and complete an annual attestation of safeguarding CTI.

~~BOATS considers Subscribers' order and execution-related information and data or analytics related to a Subscriber's transactions to be confidential trading information subject to protection. Improper use of CTI would be using the knowledgesuch confidential information to conduct trading in advance of Subscribers or Sponsored Access Clients ("front running"),sharing such information with others who might front run Subscribers or Sponsored Access Clients, or using such informatto gather intelligence on the positions in securities that a Subscriber or Sponsored Access Client might hold. The CCOreviews samples of~~

emails of both Registered Representatives and NRF personnel; the CCO reviews such emails weekly any indication of improper use of CTI. BOATS does not use instant messaging, and personnel are prohibited from using temessaging for business purposes.Both BOATS and BOT have implemented written safeguards and written procedures to protect CTI, consistent with Rule301(b)(10) of Regulation ATS. Specifically, both BOATS and BOT have established internal controls at the trading system personnel levels intended to prevent CTI from passing to any unauthorized individuals or entities, and to prevent RegistereRepresentatives (personnel who are registered with the firm's SRO - FINRA) or NRF Personnel from improperly using CTBoth BOATS and BOT maintain policies and procedures designed to control access to its servers, database, market datafeeds and associated applications which include policies and procedures for the creation and distribution of market data. Aindividual seeking access to systems which contain Subscribers' confidential trading information must submit a request to CCO of BOATS for each server, database, and/or application which may contain the information. The CCO of BOATS musapprove such request(s) before an individual is granted access. An individual's request to gain access shall be denied by t/CCO if it is not a prerequisite for the requesting individual to carry out his or her duties.All approved access requests are subject to periodic (at least quarterly) review by the CCO pursuant to BOATS' writtensupervisory procedures ("WSPs") to ensure that the rationale for granting access is still relevant. Further access to theservers, the database, and/or applications is denied if upon review it is deemed that an individual no longer requires accesto CTI to carry out his or her duties.BOATS personnel (designated by the CCO) review BOATS trade data daily for suspicious activity, such as wash trading, smatching and front running that might indicate misuse of CTI.The internal controls that BOATS employ, which also apply to BOT, include the following:Control and Supervision of Access to Confidential Trading Information - BOATS and BOT have procedures and safeguardplace to protect CTI. In accordance with Rule 301(b)(10), the CCO of BOATS ensures that access to CTI is limited toRegistered Representatives, and the NRF Personnel identified in Part II, Items 6(a) and (b), and that such personnel haveaccess only to the CTI for which they have been permissioned as described in Part II, 6(a). The BOATS CCO supervises NPersonnel who have access to CTI. As discussed in Part II, Item 6(a), the CCO of BOATS determines on an individual baswhether to grant access to CTI to any additional personnel and such access is granted only to support the operation ofBOATS based on the job functions of those being granted access. The Registered Representatives and NRF Personnelresponsible for supporting BOATS operations have controlled access via login credentials to view orders and trades in theATS system.Registered Representatives and NRF Personnel with Trading Operations and IT/operations responsibilities may view real-time order and trade information through a front-end graphic user interface ("GUI") or FI console. Registered Representatiand NRF Personnel with IT/operations responsibilities may access order and trade information by means of querying adatabase. Additionally, Registered Representatives and NRF Personnel described in Part II Items 6(a) have access tohistorical information through access to a shared drive. If an order has been entered into BOATS, it resides on the BOATSserver, but such data is only accessible by Registered Representatives, NRF Personnel or FI Personnel who support BOAoperations as supervised by the BOATS CCO. BOATS requires Registered Representatives and NRF Personnel tounderstand the authorized uses of CTI and requires such personnel to acknowledge this understanding by attesting in writthat they have reviewed and understood BOATS' written supervisory procedures ("WSPs").These personnel undergo annual compliance training that includes materials related to protecting CTI. RegisteredRepresentatives and NRF Personnel with access to CTI are required to complete an annual attestation regarding the propuse of CTI. The CCO is also responsible for determining whether to grant FI Personnel, as that term is defined in Part II, It6(b), access to CTI, either on a temporary or permanent basis, and for determining what CTI such persons may be granteaccess. FI Personnel's access to servers is limited to specific IP addresses using Network Address Translation and explicifirewall access rules. Limited user remote server access is allowed only via Secure Shell (SSH) and the FI console, both owhich are limited to specific users and are password protected. FI Personnel are subject to strict contractual prohibitions othe use of any of BOATS CTI, and FI Personnel's access to CTI is supervised by the BOATS CCO. RegisteredRepresentatives, NRF Personnel and FI Personnel therefore understand that they cannot misuse CTI. BOATS conductsperiodic reviews of access to CTI to ensure BOATS' continued compliance with Rule 301(b)(10). As part of the review,BOATS confirms that individuals with access to CTI continue to have a valid need to access such information based on theaccess standards set out for a given position in this Part II, Item 7(a).Trading Systems Controls - NRF Personnel and FI Personnel help to maintain the operability of the BOATS trading systemand related market data feed. System access to the ATS server is regulated by secure logins and monitored by compliancpersonnel. FI provides the infrastructure and technology for BOATS via a sub-licensing agreement with BOT - the parentcompany of the ATS operator. BOATS, utilizing that licensed technology, is responsible for the maintenance and support othe order book and Subscriber/Sponsored Access Client information. The ATS utilizes a dynamic and real-time applicationmonitor intraday trading from a trade support perspective. As an additional protection, neither BOATS (or its parent companor FI conduct any principal trading or market making activity.Restricted Access to Network Infrastructure - The ATS servers and networking equipment is located the Equinix NY4 datacenter. FI Personnel provide technical support regarding the operation of the software and hardware used by the ATS for imatching engine and its market data distribution. When needed, FI Personnel work with NRF Personnel to resolve softwarsystems and hardware issues that may require access to the BOATS network infrastructure and CTI

~~subject to thesupervision of Registered Representatives and NRF Personnel.Personal Securities Transactions - BOATS' policies and procedures require Registered Representatives and NRF Personnto hold any securities acquired in personal securities transactions for 30 days. BOATS' CCO receives duplicate copies of abrokerage statements and trade confirmations of such personnel. The CCO reviews these documents when they are receand looks for unusual trading patterns, e.g., trades involving unusual quantities and trading in certain types of securities. Wnote that given that trading in NMS stocks on BOATS occurs outside of Core Market Hours, it is unlikely that RegisteredRepresentatives or NRF Personnel could use CTI for personal trading either on BOATS, where they are prohibited fromtrading, or for trading on markets during Core Market Hours, at which time the CTI likely would be stale. The policies andprocedures cover all securities transactions in outside brokerage accounts directed by the personnel referenced in thepreceding paragraph, including but not limited to, transactions in securities issued by a company (e.g., stocks, bonds),transactions in any reference securities (e.g., options, preferred stock, futures), and transactions in any packaged productsincluding but not limited to mutual funds and exchange traded funds.~~

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

D Yes X No

If yes, explain how and under what conditions.

c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

D Yes D No

If yes, explain how and under what conditions.

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

~~Registered Representatives have access to CTI via the FI console (see Part II 7(a)). Registered Representatives run thebroker dealer, particularly, those aspects which are client facing including sales, marketing, approval of Subscribers, tradinoperations, oversight of trading operations, and supervision of the firm (by those Registered Representatives designated bthe firm as the principals with FINRA). NRF Personnel including BOATS and BOT personnel have access to CTI via the Fconsole (see Part II 7(a)). NRF Personnel are responsible for the proper operation of the firm's systems that support thebusiness of the firm including market data. FI Personnel have access to CTI via the FI console (see Part II 7(a)). FI Personare responsible~~

~~for assisting NRF Personnel in the performance of their duties. The CTI that is available to RegisteredRepresentatives, NRF Personnel including both BOATS and BOT personnel and FI Personnel is the same, and it iscomprised of real-time information on the quotes entered in the matching engine, specifically, which Subscribers/SponsoreAccess Clients are actively placing quotes on the ATS, the securities in which they are placing those quotes, and the tradeexecuted in those securities. Access to CTI is determined by and periodically reviewed by the CCO of BOATS. If RegistereRepresentatives, NRF Personnel, or FI Personnel require access to CTI to do their jobs, access is given. If their jobs do nowarrant access, access is denied. If their jobs no "longer warrant access (as determined during periodic review), access isrevoked.~~

Employees of the BDO, the parent company, and shared personnel as outlined in Part II, Item 6(a), are responsible for the supervision and operations of the ATS and require real time and post trade to BOATS confidential trading information. Employees of the BDO, the parent company, and shared personnel include the Firm's Compliance, Technology, and Trade Operations teams.

MEMX technology and operations personnel have access to the ATS matching engine including BOATS real time and post trade CTI to support the day-to-day operations of the ATS, as described in Part III, Items 5, 6, 11, 15, 20, 21, and 23.

MEMX technology and operations personnel provide hardware and technology support to the Firm's matching engine. Only MEMX technology and operations personnel have access to BOATS CTI, and are prohibited from discussing or sharing BOATS or Subscriber CTI with unauthorized MEMX personnel.

BOATS clearing Firm RQD* Clearing LLC (NSCC #4305), has access to post-trade CTI to perform the functions as described in Part III, Item 22(a).

Part III: Manner of Operations

Item 5: Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?

X Yes D No

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

General Operation of the ATS

Subscribers access BOATS via a Financial Information Exchange ("FIX") connection. Such access is available to Subscriber through an internet protocol address via communications that are compliant with the FIX API provided by the ATS. ~~The~~ BOATS and MEMX support FIX 5.0 and Simple Binary Encoding. ~~FIX 4.2.~~

Sponsored Access Clients access BOATS through their sponsoring Subscriber. BOATS only accepts orders via FIX. It does not accept orders via telephone, email, instant message, or other form of communication.

BOATS does not route orders away from the ATS; BOATS does not support the routing of orders to any other venue.

Item 6: **Connectivity and Co-location**

a. Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?

X Yes   D No

If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered.

Subscribers who want to cross-connect to the BOATS ~~servers~~ need to establish a cross-connect within the Equinix NY4 data center. Technology of the third-party MEMX is located in the Equinix NY4 data center but is segregated and does not comingle with BOATS technology.

Cross connects are managed (i.e. monitoring software) by BOT via ~~provided by~~ Equinix or by other authorized service providers within the Equinix data center. MEMX technology and operations personnel are not involved with facilitating BOATS cross connects.

Standard Equinix NY4 cross-connects are Single mode (1 Gbps). The ATS supports Multi Mode (10 Gbps) upon Subscriber request. BOATS notes that Equinix may charge a Subscriber a fee for cross- connect services. ~~The ATS does not charge a fee to Subscribers for this service.~~

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.
BOATS operates a fully automated electronic limit order book that continuously matches orders to buy or sell NMS Stocks. All NMS stocks are eligible to trade on the ATS, unless otherwise notified on the Blue Ocean ATS website, https://blueocean-tech.io/blue-ocean-ats-service-

status/. All orders submitted to the ATS are firm, and are eligible for automatic executed by the system, consistent with the instructions and conditions indicated on the order as submitted by Subscribers/Sponsor Accessed Clients. Matching occurs on a price-time priority basis. BOATS operating hours are 8:00 p.m. ET to 4:00 a.m. ET, as discussed in Part III, Item 4(a)., the Operating Hours areafter Core Market Hours.

Subscribers/Sponsored Access Clients generate orders in securities eligible for trading on the ATS and send these orders electronically to the BOATS FIX order gateway ("Gateway"). The Gateway directs all orders to the BOATS matching engine. BOATS matching engine operates on a server in Equinix NY4 data center. Equinix maintains the server in a locked "cage" that is accessible only by such personnel as indicated in Part II, Item 7.

The MEMX licensing agreement is with BOT. BOT then provides all technology or software, including technology from MEMX, used to operate the ATS to BOATS, including the matching engine. Shared employees of the parent company and BDO, as outlined in Part II, Item 6(a), work with MEMX technology and operations personnel to maintain these systems, pursuant to the licensing agreement.

Blue Ocean ATS, LLC licenses the matching engine software and related technology from Fundamental Interactions Inc. vsub- licensing agreement with Blue Ocean Technologies, LLC - the parent company of the ATS operator.

Item 15: Display

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

X Yes   D No

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

The direct market data feeds deliver market data during the operating hours of the ATS (8:00 p.m.- 4:00 a.m. EDT).

Recipients of the BOT direct market data feed, including Subscribers and Third-Party Distributors, are able to integrate the market data feed directly into their order or execution management systems. Subscribers, Sponsored Access Clients, and Third-Party Distributors who receive take the BOT direct market data feed may take the data directly into their order or execution

~~management systems.~~ Third-Party Distributors include vendors, ~~service bureaus~~, or service providers that consume or redistribute market data. BOT provides market data that includes Top of Book, Last Sale, and FullDepth of Book feeds for all symbols traded on the ATS during the operating hours of the ATS ~~session~~. Recipients of the market data receive all the feeds.

Recipients of direct market data feeds are NOT required to be a Subscriber or Sponsored Access Client of BOATS. BOT also utilizes MEMX technology, as described in Part III Item 11(a), ~~FI Technology and software~~ to transmit direct market data feeds from the BOATS data center in EquinixNY4.

Item 20: Suspension of Trading

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

Reasons the firm may suspend trading in an NMS Stock include halts (as described in Part III, Item (10), internal system issues, technology or operational issues from service provider MEMX, and regulatory or exchange issues. BOATS also reserves the right to suspend trading in NMS Stocks at their own discretion, including for reasons including SSR restrictions, or approaching fair access or Reg SCI thresholds. When BOATS suspends trading in an NMS Stock, the ATS cancels all orders for the effected NMS stock in the order book and notifies subscribers. Orders are cancelled based on a configuration in FIX connection. Once trading for a suspended position resumes, BOATS notifies Subscribers and orders are matched on a price/time priority in the ATS matching engine, as described in Part III, Item 5(a).

~~If trading in an NMS Stock is halted on BOATS during the Operating Hours, the ATS notifies its Subscribers of the halt(Subscribers must inform Sponsored Access Clients of the halt). The ATS cancels all orders for the effected NMS Stock pending on the ATS's order book at the time the ATS halts trading. Once the ATS lifts the halt, BOATS sends a notification Subscribers that trading is once again available on the ATS and that they may enter orders (Subscribers must provide this notification to Sponsored Access Clients). Those orders are matched based on the price/time priority rules of BOATS.~~

~~Because the ATS executes NMS Stocks after Core Market Hours, exchanges or regulatory authorities typically do not impose trading halts during the ATS's Operating Hours. An exchange or regulatory authority, however, may suspend trading in a security outside of an exchange's Core Market Hours in limited circumstances. If trading in a particular NMS Stock is halted on an exchange during the exchange's regular trading day and such halt remains in force at the market close, or if trading suspended outside of an exchange's Core Market Hours, the ATS does not trade that NMS Stock during its immediately following overnight trading session until the halt is lifted. See Part III, Item 10(a) for additional discussion.~~

Item 21: Trade Reporting

    a.   Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports 0

BOATS maintains daily summaries of trading and time-sequenced records of order information, including the date and time the order was received, the date, time, and price at which the order was executed, and the identity of the parties to the transaction.

Trades executed by the ATS are reported by MEMX by~~8:15 a.m~~ 8:05 am ET on the next business day, when MEMX establishes a connection to the trade reporting facility. ~~because the ATS only executes trades during the overnight session.~~ ATS trades in NMS Stocks are reported to the NYSE TRF and printed with BOATS' Market Participant Identifier (BLUE) as executing broker.

Item 23: Market Data

    a.   Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

BOATS obtains last print data from MEMX ~~OneMarketData LLC~~ that provides a reference price as of 7:30 p.m. ET on each trading day for each NMS Stock that trades on the ATS. That reference price is the last sale price for each security printed on a national securities exchange. BOATS receives halt information from exchange member alerts.